OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . .11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BKF CAPITAL GROUP, INC.
(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE
(Title of Class of Securities)

05548G102
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THIRD AVENUE MANAGEMENT LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 296,465

		6.	Shared Voting Power : NONE

		7.	Sole Dispositive Power: 398,265

		8.	Shared Dispositive Power: NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 398,265

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)[ ]

11.	Percent of Class Represented by Amount in Row (9) : 6.0%

12.	Type of Reporting Person (See Instructions): IA

Item 1.
	(a)	Name of Issuer: BKF Capital Group, Inc.
	(b)	Address of Issuer's Principal Executive Offices: One Rockefeller Plaza, New York, NY 10020

Item 2.
	(a)	Name of Person Filing: This schedule is being filed by Third Avenue Management LLC ("TAM"). (TAM is sometimes referred to hereinafter as "Filer").
	(b)	Address of Principal Business Office or, if none, Residence: The address of the principal executive office of TAM is: 622 Third Avenue, 32nd Floor New York, New York 10017-6715.
	(c)	Citizenship: Delaware Limited Liability Company.
	(d)	Title of Class of Securities: Common Stock, $1.00 par value per share.
	(e)	CUSIP Number: 05448G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 398,265.
	(b)	Percent of class: 6.0%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 296,465 ..
		(ii)	Shared power to vote or to direct the vote 0 ..
		(iii)	Sole power to dispose or to direct the disposition of 398,265
		(iv)	Shared power to dispose or to direct the disposition of: 0.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Third Avenue Value Portfolio of the AEGON/Transamerica Series, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 124,800of the shares reported by TAM, American Express Partners Small Cap Value Fund,
an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 101,800 of the shares reported by TAM, Third Avenue
Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 65,000 of the shares reported by TAM, Third Avenue Small-Cap Value Portfolio of the Met Investors Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 70,100 of the shares reported by TAM, and various separately managed accounts for whom TAM acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, 36,565 of the shares reported by TAM.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2003 Date /s/ Martin J. Whitman Signature Chairman and Co-Chief Investment Officer Name/Title